UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission File Number: 001-33466

PATRIOT COAL CORPORATION 401(k) RETIREMENT PLAN

Full title of the plan

PATRIOT COAL CORPORATION
12312 Olive Boulevard, Suite 400
St. Louis, Missouri 63141

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Patriot Coal Corporation 401(k) Retirement Plan
Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Retirement Committee
Patriot Coal Corporation 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Patriot Coal Corporation 401(k) Retirement Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
August 9, 2012

Patriot Coal Corporation 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
	(Dollars in thousands)
Assets
Investments, at fair value
Investments in mutual funds	$113,477	$110,054
Investments in common/collective trust	72,807	65,594
Investments in Patriot Coal Stock Fund	1,975	4,266
Total investments, at fair value	188,259	179,914

Receivables
Employer contributions	2,453	7,458
Participant contributions	—	307
Participant notes receivable	4,161	3,994
Total receivables	6,614	11,759

Net assets	194,873	191,673

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(3,371)	(2,583)

Net assets available for benefits	$191,502	$189,090

See accompanying notes.

Patriot Coal Corporation 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	For the Year Ended
	December 31,
	2011	2010
	(Dollars in thousands)
Additions
Investment income:
Interest and dividends	$4,811	$4,042
Net unrealized appreciation (depreciation) of investments	(5,085)	12,642
Net investment income (loss)	(274)	16,684

Interest income on participant notes receivable	190	187

Contributions:
Employee	12,732	11,189
Employer	11,411	13,925
Rollovers	938	483
Total contributions	25,081	25,597

Other asset transfers	4	9

Total additions	25,001	42,477

Deductions
Benefits paid to participants	22,570	25,731
Administrative expenses	19	23
Total deductions	22,589	25,754

Net increase in net assets available for benefits	2,412	16,723
Net assets available for benefits at beginning of year	189,090	172,367
Net assets available for benefits at end of year	$191,502	$189,090

See accompanying notes.

Patriot Coal Corporation 401(k) Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

1. Description of the Plan
The following description of the Patriot Coal Corporation (Patriot, the Company, the Employer or Plan Sponsor) 401(k) Retirement Plan, as Amended and Restated (the Plan), provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions.
The Plan is a defined contribution plan and employee contributions to the Plan are voluntary. If the Employer makes a performance contribution to the Plan, all active, eligible employees receive their portion regardless of whether the employee contributes to the Plan. All nonrepresented employees of the Company and certain of its wholly-owned subsidiaries are eligible for participation on the date of their employment or at any time afterward while employed by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
All investments in the Plan are participant-directed. The Plan allows participants to invest in a selection of mutual funds, a common/collective trust, and Patriot stock.
Patriot acquired Magnum Coal Company (Magnum) on July 23, 2008. In late December 2008, certain Magnum retirement plans were merged into the Plan, including the Magnum Coal Company 401(k) Plan, the Magnum Coal Company Defined Contribution Retirement Plan, and the Day Mining, LLC Employee Savings Plan.
Contributions
Each year participants may contribute on a pre-tax or after-tax basis any whole percentage from 1% to 60% of eligible compensation, as defined in the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans.
Generally, the Company matches contributions equal to 100% of the first 6% of eligible compensation. However, from January 1, 2010 through March 31, 2010, the Company matched contributions equal to 100% of the first 3% of eligible compensation. Beginning April 1, 2010, the Company resumed matching 100% of the first 6% of eligible compensation.
Participants direct the investment of employee and Employer matching contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).
In the calendar year that a participant is age 50 or older and each year thereafter, certain participants are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan and the IRS, subject to certain limitations.
The Plan allows for an Employer paid performance contribution between 0% and 6% of eligible compensation into the account of each active, eligible employee, based upon Patriot's financial performance as of the end of the fiscal year as it compares to the minimum and maximum performance targets as set by the Board of Directors annually. If the minimum performance target is not met, or the maximum target is exceeded, the Board of Directors can adjust the performance contribution at its discretion. For the 2011 plan year, a performance contribution totaling $2.1 million was contributed to the Plan. For the 2010 plan year, a performance contribution totaling $6.6 million was contributed to the Plan.
In addition, salaried and certain nonunion employees who were previously participants in the Magnum Coal Company Defined Contribution Retirement Plan were eligible to receive additional retirement contributions for the plan years beginning January 1, 2009, 2010 and 2011. For each of these plan years, an allocation was made to participants based upon a percentage of compensation as defined in the plan documents. Furthermore, certain participants in the Magnum Coal Company Defined Contribution Retirement Plan also qualify for transition contributions along with the additional retirement contributions. These participants are eligible for transition contributions for plan years beginning January 1, 2009, 2010, 2011 and 2012 and contributions are based upon a percentage of compensation as defined in the plan documents. The additional retirement and transition contributions were approximately $340,000 and $625,000 for the years ended December 31, 2011 and 2010, respectively.
Vesting
Participants are vested immediately in their own contributions, Employer matching contributions, Employer discretionary performance contributions, if any, and the actual earnings thereon.

Patriot Coal Corporation 401(k) Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

Patriot Coal Stock Fund
The Plan invests in common stock of the Company through its Patriot Coal Stock Fund. The Patriot Coal Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.
The Plan limits the amount a participant can invest in the Patriot Coal Stock Fund to encourage diversification of participants' accounts. Each payroll period, a participant can direct up to a maximum of 20% of their contributions in the Patriot Coal Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Patriot Coal Stock Fund to the extent the transfer would result in more than 20% of the participant's total account balance being invested in the Patriot Coal Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
Forfeited Accounts
Employer contributions are reduced by forfeitures. During the years ended December 31, 2011 and 2010, the forfeiture credits available for future use totaled $3,931 and $13,756, respectively.
Participant Loans
Participants may borrow up to 50% of their vested account balance (excluding Employer matching and performance contributions) subject to minimum and maximum amounts of $1,000 and $50,000, respectively, with the maximum amount reduced by the highest principal amount of loans outstanding in the last 12 months, if applicable. Loans are secured by the balance in the participant's account and bear interest based on the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. A maximum of two loans may be outstanding at any time.
Participant Accounts
Each participant's account is credited with the participant's contributions, the Employer's contributions and Plan earnings. Plan earnings are allocated based on the participant's share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the vested balance within the participant's account.
Payment of Benefits
Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment. Participants may elect to receive their distribution as either a lump-sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.
Participants who have attained the age of 59½ have the right to receive a partial or full distribution of their vested account balance. Withdrawals in cases of hardship and other withdrawals of after-tax contributions are also permitted, as defined in the Plan.
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Employer. Participants are required to pay their own loan fees and may pay fees related to certain investment options.
Plan Termination
The Plan is voluntary on the part of the Employer. The Employer may terminate the Plan in whole or in part subject to the provisions of ERISA. Currently, the Employer has no intention to terminate the Plan.

Patriot Coal Corporation 401(k) Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are presented for the years ended December 31, 2011 and 2010, and were prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments
The Plan's investments are stated at fair value. Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for additional information.
Fully Benefit-Responsive Investment Contracts
The Plan invests in investment contracts through a common/collective trust (Vanguard Retirement Savings Trust). Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment in the common/collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan's interest in the common/collective trust is based on information reported by the issuers of the common/collective trust at year-end, which is comprised of the expected future cash flows for each investment contract discounted to present value. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals, and administrative expenses.
Securities Transactions
Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Participant Notes Receivable
Participant notes receivable represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participant loans is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred. When a participant terminates employment, they have approximately three months to repay any outstanding participant loans. If the participant fails to repay the outstanding loan, the plan administrator can deem the participant loan to be a distribution.
Payment of Benefits
Benefit distributions are recorded when paid.
Risks and Uncertainties
The Plan provides investment options in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Since December 31, 2011, prices for the Company's common stock, as well as stock prices for other coal companies, have declined significantly as a result of lower demand driven by low natural gas prices, mild weather and weakened international and domestic economies.

Patriot Coal Corporation 401(k) Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

3. Fair Value Measurements
Authoritative accounting guidance establishes a three-level fair value hierarchy that categorizes assets and liabilities measured at fair value based on the observability of the inputs utilized in the valuation. These levels include:
Level 1 - Inputs are quoted prices in active markets for the identical assets or liabilities;
Level 2 - Inputs other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and
Level 3 - Inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants.
A financial instrument's level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.
Mutual Funds
Plan investments include a wide variety of mutual fund types which include common stock of large-cap and small-cap U.S. companies, debt securities of U.S. companies and the U.S. government, common stock of international companies and specialty stock funds. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. NAV is based on the value of the underlying assets owned by the fund minus its liabilities, divided by the number of shares outstanding. The NAV for these investments is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.
Vanguard Prime Money Market Fund
The Vanguard Prime Money Market Fund is valued at its quoted price in an active market and is classified within Level 1 of the valuation hierarchy. The Vanguard Prime Money Market Fund is included in “Investments in mutual funds” on the statement of net assets available for benefits.
Common/Collective Trust
Units in the common/collective trust are valued at NAV at year-end. These investments are classified within Level 2 of the valuation hierarchy as the NAV for these investments is a derived price in an active market as determined by the fund trustee based on the contractual terms of the underlying contracts at year end.
Patriot Coal Stock Fund
The Patriot Coal Stock Fund is valued at its unit closing price (comprised of market price plus uninvested cash position, if any) reported on the active market on which the securities are traded and are classified within Level 1 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Patriot Coal Corporation 401(k) Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

The following table presents the financial instruments carried at fair value as of December 31, 2011 and 2010 by caption on the statement of net assets available for benefits and by valuation hierarchy.

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Mutual funds	$113,477	$—	$—	$113,477
Common/collective trust(1)	—	72,807	—	72,807
Patriot Coal Stock Fund	1,975	—	—	1,975
Total assets at fair value	$115,452	$72,807	$—	$188,259

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Mutual funds	$110,054	$—	$—	$110,054
Common/collective trust(1)	—	65,594	—	65,594
Patriot Coal Stock Fund	4,266	—	—	4,266
Total assets at fair value	$114,320	$65,594	$—	$179,914

(1) This category includes a common/collective trust fund that is designed to deliver stability of principal and a high level of current income consistent with a 2-3 year average maturity. The Vanguard Retirement Savings Trust invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities. The fund intends to maintain a constant net asset value of $1.00 per share. Participant-directed redemptions have no restrictions.

4. Investments
The following table represents the appreciation (depreciation) in fair value, as determined by quoted market prices, of the Plan's investments, including those purchased, sold, or held during the year:

	Year Ended December 31,
	2011	2010
	(Dollars in Thousands)
Mutual Funds	$(3,369)	$11,445
Patriot Coal Stock Fund	(1,716)	1,197
	$(5,085)	$12,642

Patriot Coal Corporation 401(k) Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

Investments representing 5% or more of the fair value of the Plan's net assets were as follows:

	December 31,
	2011	2010
	(Dollars in thousands)

Mutual funds:
Vanguard 500 Index Fund	$12,191	$12,689
Vanguard Total Bond Market Index Fund	11,928	10,119
Vanguard PRIMECAP Fund	9,362	10,602
Common/collective trust:
Vanguard Retirement Savings Trust	72,807	65,594

5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2011	2010
	(Dollars in thousands)

Net assets available for benefits per the financial statements	$191,502	$189,090
Adjustment from contract value to fair value for fully benefit-responsive contracts	3,371	2,583
Net assets available for benefits per the Form 5500	$194,873	$191,673

6. Income Tax Status
The Plan received a determination letter from the IRS dated December 7, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan’s Sponsor believes the Plan is operating in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require the Plan Sponsor to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2008.

7. Related Party Transactions
The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions but are exempt from the prohibited transaction rules of ERISA and the Code.

Patriot Coal Corporation 401(k) Retirement Plan
Notes to Financial Statements
For the Years Ended December 31, 2011 and 2010

8. Subsequent Event
On June 21, 2012, an independent fiduciary was appointed for the Patriot Coal Stock Fund maintained under the Plan. Based on a number of considerations, the independent fiduciary determined that it was in the interest of Plan participants and beneficiaries to stop purchasing Patriot Coal Stock under the Plan and to sell all shares of Patriot Coal Stock held in the Patriot Coal Stock Fund. On June 28, 2012, all of the shares were sold and participants can no longer invest in Patriot Coal Stock through the Plan.
On July 2, 2012, the Emerald Processing Limited Liability Company 401(k) Profit Sharing Plan assets totaling $14.5 million were transferred into the Plan.
On July 9, 2012, the Plan Sponsor announced that Patriot Coal Corporation and substantially all of its wholly owned subsidiaries have filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the Southern District of New York. Patriot has taken this action in order to undertake a comprehensive financial restructuring.
The Plan assets are secured and would not be subject to the bankruptcy proceeding. At this time, there are no plans to curtail or terminate the Plan.

Supplemental Schedule

Patriot Coal Corporation 401(k) Retirement Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 20-5622045 Plan #093374

December 31, 2011

Identity of Issue	Investment Type	Current Value
AmBeacon TIPS Fund*	Registered Investment Company	$965,161
Dodge & Cox Intl Stock*	Registered Investment Company	1,171,481
Harbor Capital Apprec Instit*	Registered Investment Company	1,337,709
Sound Shore Fund*	Registered Investment Company	913,717
TARGET Small Cap Value*	Registered Investment Company	3,942,755
Vanguard 500 Index Inv*	Registered Investment Company	12,191,492
Vanguard Devel Mkts Idx*	Registered Investment Company	3,308,245
Vanguard Emrg Mkts Stk Idx Inv*	Registered Investment Company	979,084
Vanguard Explorer Fund Inv*	Registered Investment Company	6,914,231
Vanguard Extend Mkt Index Inv*	Registered Investment Company	3,536,368
Vanguard High-Yield Corp Inv*	Registered Investment Company	1,154,679
Vanguard Int'l Growth Fund Inv*	Registered Investment Company	2,110,922
Vanguard PRIMECAP Fund Inv*	Registered Investment Company	9,361,745
Vanguard Prime Money Market Fund*	Registered Investment Company	12,256
Vanguard REIT Index Fund Inv*	Registered Investment Company	2,344,753
Vanguard Tgt Retirement 2005*	Registered Investment Company	250,328
Vanguard Tgt Retirement 2010*	Registered Investment Company	2,072,786
Vanguard Tgt Retirement 2015*	Registered Investment Company	9,292,901
Vanguard Tgt Retirement 2020*	Registered Investment Company	9,345,391
Vanguard Tgt Retirement 2025*	Registered Investment Company	5,275,521
Vanguard Tgt Retirement 2030*	Registered Investment Company	3,542,170
Vanguard Tgt Retirement 2035*	Registered Investment Company	3,598,305
Vanguard Tgt Retirement 2040*	Registered Investment Company	3,288,693
Vanguard Tgt Retirement 2045*	Registered Investment Company	3,487,510
Vanguard Tgt Retirement 2050*	Registered Investment Company	2,754,854
Vanguard Tgt Retirement 2055*	Registered Investment Company	261,163
Vanguard Target Retirement Inc*	Registered Investment Company	744,511
Vanguard Total Bd Mkt Indx Inv*	Registered Investment Company	11,927,931
Vanguard Total Stock Mkt Inv*	Registered Investment Company	918,120
Vanguard Windsor II Fund Inv*	Registered Investment Company	6,472,124
Total investments in mutual funds		113,476,906

Vanguard Retirement Savings Trust*	Common/Collective Trust	72,806,743
Patriot Coal Stock Fund*	Company Stock Fund	1,975,380
Loan Fund* (Participant notes receivable)	4% - 10.25%	4,161,433

Total assets held for investment purposes		$192,420,462

*Party in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PATRIOT COAL CORPORATION 401(k) RETIREMENT PLAN

Date: August [__], 2012                        By: /s/ JOSEPH W. BEAN
                            Joseph W. Bean
Patriot Coal Corporation
Senior Vice President -Law & Administration and General Counsel

EXHIBIT INDEX

The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.